77(c) Matters Submitted for Shareholder Vote

 A special meeting of the shareholders of the Predecessor FMI Common Stock Fund was held on November 25, 2013. At the meeting, the reorganization of the
Predecessor Common Stock Fund into the FMI Common Stock Fund, a series of
FMI Funds, Inc., was approved by a majority of the outstanding voting securities of the Predecessor Common Stock Fund. The result of the shareholder vote is as follows:

   Proposal:The reorganization of FMI Common Stock Fund

   For: 21,764,502

   Against: 468,614

   Abstain: 1,207,572